UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
May 10, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Ameritas Life Insurance Corp.
Ameritas Variable Separate Account VA-2

File No. 333-142483

Ameritas Life Insurance Corp. ("Ameritas Life") and Ameritas Variable Separate Account VA-2 (the "Separate Account") submitted an application under Rule 406 requesting confidential treatment for information they excluded from three exhibits to a registration statement on Form N-4 (Post-Effective Amendment No. 13) filed on April 18, 2011.

Based on representations from Ameritas Life and the Separate Account that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Investment Management has determined not to publicly disclose it. Accordingly, excluded information from exhibits 7(a), 7(b), and 7(c) will not be released to the public through May 1, 2021.

For the Commission, by the Division of Investment Management, pursuant to delegated authority:

William J. Kotapish
Assistant Director